UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

August 4, 2022

_____

In the Matter of

DSG Global Inc.
207-15272 Croydon Drive
Surrey, British Columbia, V3Z 0Z5
Canada

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-255409

_____

DSG Global Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

DSG Global Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn.

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on August 4, 2022.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Larry Spirgel
Office Chief